Jocelyn M. Arel 617.570.1067 jarel @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 3, 2013

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4561 Attention: Pamela A. Long

Re:	BioAmber Inc.

Amendment No. 10 to Registration Statement on Form S-1

Filed March 15, 2013

File No. 333-177917

Ladies and Gentlemen:

This letter is being furnished on behalf of BioAmber Inc. (the “Company”) in response to comments contained in the letter dated March 28, 2013 (the “Letter”) from Pamela A. Long of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jean-François Huc, President and Chief Executive Officer of the Company, with respect to Amendment No. 10 to the Company’s Registration Statement on Form S-1 (File No. 333-177917) that was filed with the Commission on March 15, 2013 (the “Registration Statement”). The Company is concurrently filing Amendment No. 12 to the Company’s Registration Statement (“Amendment No. 12”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized, and, unless otherwise indicated, all page references in the Company’s response are to Amendment No. 12 as marked. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Copies of this letter are being sent under separate cover to Erin K. Jaskot and Craig E. Slivka of the Commission.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2013

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in Amendment No. 12 and it has authorized this firm to respond to the Letter as follows:

Prospectus Cover Page

Comment No. 1

The legend on the prospectus cover page references selling stockholders. Our current understanding is that you do not intend to include any securities offered by selling stockholders in this registration statement. Please revise or advise accordingly.

RESPONSE: The Company respectfully advises the Staff that it has revised the cover page of Amendment No. 12 to remove references to selling stockholders.

Table of Contents

Comment No. 2

Please remove the sentence in the first paragraph under the table of contents that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

RESPONSE: The Company respectfully advises the Staff that it has removed the sentence at issue in Amendment No. 12.

Risk Factors, page 11

To achieve profitability, we need to execute our manufacturing expansion strategy . . ., page 11

Comment No. 3

We note that as of July 1, 2013, you are guaranteed only 60% of the capacity of your plant in Pomacle, France. We note further that you exercised your option to renew your access to this facility until the end of 2013, and that you will use this facility until completion of the Sarnia facility. Please include any material risks to your business that may result from the capacity restriction, or, in the alternative, please advise us why this capacity restriction is not expected to have any material effect on your business.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 11 of Amendment No. 12 in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2013

Management’s Discussion and Analysis, page 48

Additional Facilities, page 49

Comment No. 4

Please modify your disclosure here and elsewhere to clearly state your current plans for additional manufacturing facilities. We note that your disclosure in this section mentions building an additional facility in North America in 2016 and possibly commissioning a facility in Thailand in 2015. However, we note your disclosure on page 98 that you plan to commission a plant in North America in 2014 and that the disclosure in this section does not mention a possible facility in Thailand. Please advise and revise accordingly.

RESPONSE: The Company advises the Staff that although the Company has entered into agreements to construct additional facilities, these plans are in the very early stages of development and are subject to change. The Company has determined not to disclose the specific regions in which the Company currently plans to construct these additional facilities. As a result, the Company has revised its disclosure on pages 51 and page 101 of Amendment No. 12 to remove the references to specific regions in which these additional facilities may be located.

Business, page 70

General

Comment No. 5

We note that you no longer include a discussion of your Supply Agreement with Mitsubishi Chemical Corporation or your agreements with NatureWorks LLC, such as the Limited Liability Agreement or the Technology License Agreement. Please include a discussion of the material terms of such agreements, or, in the alternative, please advise why you believe such disclosure is not required.

RESPONSE: The Company advises the Staff that it has added the discussion of the Supply Agreement with Mitsubishi on page 85 of Amendment No. 12 and of its agreements with NatureWorks LLC to pages 93 and 94 of Amendment No. 12.

Our Products, page 78

Market Opportunity, page 78

Comment No. 6

We note your discussion on page 81 of the potential market for bio-succinic acid in the fine chemicals market. We note that the data regarding the output of petroleum-based succinimides

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2013

in China is from 2006. Given the age of the data, please advise us as to whether you believe that this data continues to remain reliable. Please also disclose the source of this data. Please also clearly define succinimides so that the use of this term and its significance is clear to investors.

RESPONSE: The Company advises the Staff that it was unable to find data regarding the output of petroleum-based succinimides more current than 2006. To avoid any confusion, the Company has removed the sentence at issue in Amendment No. 12.

Technology Partnerships, page 89

Comment No. 7

We note your disclosure regarding your entry into a commercial license agreement and development agreement with Cargill in May 2012. Please file these agreements as exhibits to the registration statement, or, in the alternative, please tell us why you are not required to do so.

RESPONSE: The Company respectfully advises the Staff that the Company does not consider the agreements entered into with Cargill in May of 2012 to be material agreements because the rights granted under these agreements primarily consist of a license for research and development and an option to further develop the proprietary yeast strain for use in connection with the Company’s C6 platform. The research and development with respect to using yeast for the C6 platform is in its very early stages and therefore the potential for commercialization is remote and far into the future. As a result, the Company has revised the disclosure on page 92 of Amendment No. 12 to emphasize the limited current importance of these agreements.

Competition, page 99

Comment No. 8

We note your statement that the two-step manufacturing process used by Genomatica requires 50% more sugar than your one-step process. Please provide us supplementally with support for this statement.

RESPONSE: The Company advises that Genomatica patent application number WO 2010 030711 or PCT/US2009/056415, a copy of which is being provided to the Staff supplementally and is enclosed with this Letter, describes the theoretical yield on sugar that can be achieved using its patented biochemical pathway to produce 1,4 BDO. On page 43 of the patent application (paragraph 00112), Genomatica discloses that the theoretical molar yield (best possible yield assuming no inefficiencies or losses) for transforming glucose to 1,4 BDO is 1.09 (109%). From this data, the Company is able to calculate Genomatica’s theoretical mass yield on sugar using the calculation below:

•	Molar yield = 1.09 mol of 1,4 BDO per mol of glucose consumed

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2013

•	Molecular weight of 1,4 BDO = 90

•	Molecular weight of glucose = 180

•	Mass yield on glucose = 1.09 × 90/180 = 0.545 or 54.5%

•	Glucose needed to produce 1 lb of 1,4 BDO = 1/0.54 = 1.85 lbs of glucose

By comparison, the theoretical mass yield for succinic acid from glucose (the first step in the Company’s two step process) is 1.12 (112%).

The second step of the Company’s process involves transforming succinic acid to 1,4 BDO using a chemical transformation step. This step hydrogenates succinic acid to 1,4 BDO in a direct step, releasing one water molecule: Succinic Acid + H2 ---> 1,4 BDO + H2O.

The mass yield of the first step plus the second step can be calculated as follows:

•	Mass yield of step 1: 1.12 or 112%

•	Molecular weight of succinic acid = 118

•	Molecular weight of 1,4 BDO = 90

•	Mass yield on glucose of step 1 + step 2: 112% × 90/118 = 85%

•	Glucose needed to produce 1 lb of 1,4 BDO = 1/0.85 = 1.18 lbs of glucose

Theoretical glucose required to produce 1 lb of 1,4 BDO

•	Genomatica’s one step process = 1.85 lbs

•	BioAmber’s two step process = 1.18 lbs

Conclusion

Genomatica requires (1.85 – 1.18)/1.18 = 56.8% more glucose than the Company to produce a given quantity of 1,4 BDO, based on respective theoretical mass yields.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2013

Executive and Director Compensation, page 112

Director Compensation, page 123

Comment No. 9

We note your statement that in 2012 your directors did not receive any fees or other compensation for their services as members of the board except for Mr. Briner, Mr. Haller and Mr. Land. However, we note your additional disclosure stating that your board approved a compensation package to be paid to non-employee directors and the package was applicable from and after January 1, 2012. Please advise whether any directors aside from Mr. Briner, Mr. Haller and Mr. Land received compensation for their service as a director for the 2012 fiscal year. To the extent any directors received such compensation, please include these directors in the table on page 123.

RESPONSE: The Company respectfully advises the Staff that no directors except for Messrs. Briner, Haller and Land received compensation for their service as a director for the 2012 fiscal year. The Company has revised the disclosure on page 125 of Amendment No. 12 to clarify this fact.

Financial Statements

Note 15. Commitments and Contingencies

Long Term Debt and Grants, page F-39

Comment No. 10

You are subject to financial covenants contained within certain debt and grant agreements. Please disclose whether you were in compliance with these covenants. Please also disclose the specific terms of the covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material covenants for which it is reasonably likely that you will not be able to meet, along with the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 64 to address the Staff’s comment. The Company does not believe it is reasonably likely that it will not be able to meet any of the covenants within its debt and grant agreements.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2013

If you require additional information, please telephone either Michael J. Minahan at (617) 570-1021 or the undersigned at (617) 570-1067.

                         Sincerely,

                         /s/ Jocelyn M. Arel

                         Jocelyn M. Arel, Esq.

cc:	Jean-François Huc, BioAmber Inc.

Andrew Ashworth, BioAmber Inc.

Michael J. Minahan, Esq., Goodwin Procter LLP

Angelo Bracaglia, Deloitte & Touche LLP